WIEN & MALKIN 250 WEST 57TH ST. ACQUISITION L.L.C.

WIEN & MALKIN LLC
60 East 42nd Street
New York, NY 10165

March 29, 2007

Via Overnight Delivery:

United States Securities and Exchange Commission (the "Commission")

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. Michael Pressman

Re: 250 West 57th St. Associates L.L.C.

Schedule TO-T filed on March 8, 2007

by Wien & Malkin 250 West 57th St. Acquisition L.L.C.

File No. 005-082668

Dear Mr. Pressman:

We have read and considered your March 21, 2007 letter in connection with the above-referenced filing. As you requested therein, each of the filing persons, Wien & Malkin 250 West 57th St. Acquisition L.L.C., Peter L. Malkin, Anthony E. Malkin and Wien & Malkin LLC (each a "Filing Person" and collectively, the "Filing Persons"), make the following representations:

Each Filing Person hereby acknowledges that:

    it is responsible for the adequacy and accuracy of the disclosure in the filings;
    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

WIEN & MALKIN 250 WEST 57TH ST. ACQUISITION L.L.C.

By:_/s/ Peter L. Malkin_________
Peter L. Malkin, Member

By:_/s/ Anthony E. Malkin_______
 Anthony E. Malkin, Member

WIEN & MALKIN LLC

By:_/s/ Peter L. Malkin____________

Peter L. Malkin, Member

Peter L. Malkin

Anthony E. Malkin